Tribe Capital Growth Corp I

2700 19th Street

San Francisco, CA 94110

March 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Todd Schiffman

Re:	Tribe Capital Growth Corp I
Registration Statement on Form S-1
Filed January 25, 2021, as amended
File No. 333-252413

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tribe Capital Growth Corp I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, March 4, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Arjun Sethi
Arjun Sethi
Chairman & Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller